Exhibit 99.1

Catalyst Paper seeks support from secured noteholders for amendment to plan of arrangement

RICHMOND, BC, June 11, 2012 /CNW/ - Catalyst Paper today announced that it is seeking the support of its secured noteholders for a proposed amended plan of arrangement (Amended Plan) under the Companies' Creditors Arrangement Act. Catalyst requires the support of certain of its secured noteholders under the terms of a Restructuring and Support Agreement (RSA) in order to seek approval of an Amended Plan. Accordingly, Catalyst has presented the primary terms of the Amended Plan to its secured noteholders for consideration and is in discussions with certain of its other secured and unsecured creditors regarding the Amended Plan.

"We continue to receive and consider input from various parties on further amendments to the plan in an effort to secure a consensual deal that improves our financial structure and that addresses the interests of creditors, our workforce, pensioners and community leaders. In the meantime, the sales and investor solicitation process is proceeding so that regardless of which restructuring pathway is ultimately agreed to, Catalyst can emerge from creditor protection in an effective and timely manner," said President and Chief Executive Officer Kevin J. Clarke.

The proposed changes to the plan of arrangement include the compromise of certain extended health benefits plans for former salaried employees of Catalyst that were not to be compromised under the prior plan of arrangement. All claims in connection with the elimination of the extended health benefits would be General Unsecured Claims pursuant to the Amended Plan and would be entitled to vote with all other General Unsecured Claims under the Amended Plan. Catalyst has been advised that there is substantial support for the Amended Plan by the holders of the extended health benefits claims that would be compromised under the Amended Plan. In addition, certain holders of Unsecured Notes who previously voted against the plan of arrangement or did not vote on the plan of arrangement have indicated that they would support the Amended Plan. Further, there may be additional unsecured claims voted in favour of the Amended Plan that when combined with the foregoing would be sufficient to yield creditor approval from the unsecured class.

In addition, Catalyst has proposed modifications to its salaried pension plan to provide for a special portability election option and solvency funding relief which require provincial government approval. The Minister of Finance has confirmed that he is prepared to submit the proposal to Cabinet for its consideration with a recommendation in favour.  The company estimates that it would save approximately $7 million annually if these modifications were implemented following a successful plan of arrangement.

In the event that Catalyst obtains the requisite support of its secured noteholders to move forward with the Amended Plan under the RSA, the company will seek an order of the Court to hold a further meeting of the secured and unsecured creditors to vote on the Amended Plan as soon as reasonably practicable.

While the Amended Plan is being considered, Catalyst will continue to implement the Court-approved sale and investor solicitation process (SISP). Catalyst will suspend the SISP only in the event that the Amended Plan is approved by its secured and unsecured creditors and approved by the Court at a sanction hearing.

Further Information and Monitor Contact Information

Additional information is contained on the Monitor's website, which is available at http://www.pwc.com/ca/en/car/catalyst-paper-corporation/index.jhtml and in Catalyst Paper's information circular dated March 23, 2012 (the Circular) available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and Catalyst Paper's web page (www.catalystpaper.com). Terms used in this news release that are defined in the Circular have corresponding meanings.

Creditors who have questions may contact the Monitor at PricewaterhouseCoopers Inc., 250 Howe Street, Suite 700, Vancouver, British Columbia, V6C 3S7 (Attention: Patricia Marshall), phone: 604-806-7070 or email: catalystclaims@ca.pwc.com.

General Information

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.8 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to implementation of the SISP and the possibility of an Amended Plan are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including failure to obtain required approvals and those risks and uncertainties identified under the heading "Risk Factors" in the Circular and under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2011 and report for the first quarter of 2012, all of which are available at www.sedar.com.

%CIK: 0001144906

For further information:

Investors:

Brian Baarda
Vice President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice President, Treasurer & Corporate Controller
604-247-4037

Media:

Lyn Brown
Vice President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 21:17e 11-JUN-12